Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Barrana Corp.
13823 w. bell rd
Surprise, AZ 85374
www.state48brewery.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Barrana Corp.
Address: 13823 w. bell rd, Surprise, AZ 85374
State of Incorporation: DE
Date Incorporated: September 30, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Company Perks*

$500+ (Tier 1 perk) Special edition VIP hat

$1,000 (Tier 2 perk) Special edition Brewers shirt embroidered with your name and VIP hat

$2,500+ (Tier 3 perk) Special edition embroidered shirt, VIP hat, metal wall sign, 20% discount online merchandise orders, monthly beer club membership (free six pack or growler or 2 crowlers) in store pick up only

$5,000+ (Tier 4 perk) Everything listed above and a $500 gift card

$10,000 (Tier 5 + 10% bonus shares) everything listed above and a investors club card for 10% discount on food and beverage purchases forever

$25,000+ (Tier 6 + 10% bonus shares) everything listed above and a 2 tap kegerator with your two keg choices of any beer (slims) in our inventory plus 1 replacement slim every 3 months forever.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Barrana Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Corporate Structure

The Company, Barrana Corp, is the parent company to five entities; S48B Rockhouse Inc., S48B Westgate, Inc., State 48 Brewery Downtown Inc., State 48 Lager House, Inc. and State 48 Brewerey, LLC. Collectively referred to as the State 48 Corporations.

Main Line of Business

The State 48 Corporations consists of five locations that offers different customer experience ranging from full service restaurants, bars, breweries, to bowling alley. By not duplicating each location identically, it allows us opportunities to find different buildings and appealing to various demographics.

Each location is unique in its offerings. One location is the Lager brewing facility, one location is the barrel aging facility, one location is the production facility for our wholesale accounts, one location has a wood fired pizza oven operation as well as a full american comfort food menu, two locations have a smoker for the addition of a BBQ menu, two locations have mezzanines with a view of the brewery and bar areas, one location has a mezzanine overlooking a big stage for live entertainment, and our largest location has a boutique bowling alley with 12 lanes.

All of our restaurants are large seating capacity operations. Each location is in a prime location with high visablity and close proximity to entertainment districts and major sports arenas.

Distribution

All four locations brews different alcoholic products and participates in the distribution process of our ales and lagers both in kegs and cans. We also distribute through Crescent Crown Distributing and other distributors covering the state of Arizona.

Competitors and Industry

Currently we rank in the teens out of over 100 breweries operating in the state of Arizona, this is based on the volume of beer production. With the increased capacity of the new locations we anticipate our new barrelage production moving us inside the number 10 spot by year ending 2021. This will also increase our portfolio of beer styles.

The Arizona craft beer market is dominated by three of the the breweries that have had a long successful history in Arizona. They are Four Peaks Brewing, San Tan Brewery, and Huss Brewing. All of these businesses are production breweries that have established great brand recognition with their flagship beers.

Current Stage and Roadmap

Current Devleopment

With the equipment that we currently have in operation we can increase our beer production to double the current output enabling the expansion of more locations without the expense of additional brewing equipment.

Hence, in addition to our four existing locations, we are currently building our fifth location which will be ready to operate by May 2020, this location is the first operation without an on site brewery.

We have a registerd and approved trademark for State 48 Brewery and just started to can our own beer.

Our brand is well known throughout the state due to our expansion into locations that are in the epicenters of sporting and entertainment districts that bring in a wide ranging fan base.

Future RoadMap

As the craft beer industry grows the available shelf space becomes limited, our business model consists of a multi pronged approach of expanding market share through distribution as well as growing our brand through the opening of more on site consumption locations in the form of full service bar and restaurants and tap rooms.

We have other locations that we are currently negotiating LOI's but at this time we are waiting to see the results of the nationwide restaurant shutdown and are not making any commitments until this fluid situation is resolved.

We will be opening the 5th location around the month of June, 2020, with no set date as of yet.

The Team

Officers and Directors

Name: Mario Rana

Mario Rana's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO
  Dates of Service: September 30, 2015 - Present
  Responsibilities: Operations manager overseeing team of restaurant and brew house managers. Director of expansions and construction build outs of all locations. Decision maker of all equipment purchases.

Name: Angela Rana

Angela Rana's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary , CFO
  Dates of Service: September 30, 2015 - Present
  Responsibilities: Director of all company financing, contracts, and human resources

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain a non liquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our expansion activity. Even if we are not forced to cease our expansion activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), TTB (alcohol,and tobacco tax and trade bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Covid-19
There may be a risk associated with this outbreak that could change the course of our business concept. There could be future mandated regulations limiting our continued growth.

Competition
New competition could relocate into the Arizona market with the ability to grow at a pace faster than current competition.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mario Rana	2,000,000	Common Stock	50.0
Angela Rana	2,000,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 4,000,000 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of common shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: n/a
  Date: March 25, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $$9,449,000, which has about doubled compared to 2018's revenue of $4,582,000.00. The significant increase was a result of operating from two locations to four locations in 2019. The food and beverage that we offer from our locations are our main source of business. With more locations, comes more revenue.

Our revenue and expenses have seasonal elements as Arizona is a seasonal state largely dependent on visitors and tourism. Everything that drives our economy is based on a large influx of Canadians which covers the 4th quarter of the year and the first quarter of the year. We also have visitors also from all over the country for golf and spring training and beautiful weather.

The food, beverage and entertainment that we offer from our locations remain our main source of business. Although we do not expect such sources to change, we are actively seeking to distribute our beverage to other restaurants, bars, and taprooms.

Cost of sales

Total operating expenses in 2019 was $2,187,000, an increase of approximately 48.4% from costs of $1,127,000 in fiscal year 2018. The increase was largely due to an increase in the beer and food ingredients needed to supply the breweries.

Gross margins

2019 gross profit decreased by 27% from 2018 to 2019. This was mostly due to the initial expenses for starting the new breweries (i.e. renovations, marketing, etc.) in 2019.

Expenses

The Company's expenses consist of, among other things, General and administrative, payroll, rent, and utilities more than doubled in 2019 from 2018. Approximately $2,439,00 of this increase was due to increased payroll for the number of employees needed for the new breweries.

COVID has impacted us since it took away business in March and April of 2020, which usually are two of our best months of the year. Although it hurt us for that period, we're strong enough to manage and go forward.

Historical results and cash flows:

As we raise capital through equity the company will be financially healthier as it will not require growth through earnings. Currently our financials represent a company that has self funded four new locations in less than 3 years.

We expect cash flows to be higher since we won't be using so much of our net income to continue building restaurants. We took on short term debt, to build the three restaurants and we paid them all back. The main areas of expense to operate the breweries is payroll to run the breweries. We're opening the 5th restaurant, debt-free. We expect this to be our second busiest location and so we're hoping for positive cash flow at the start, even with the slower season. We predict that first-quarter of 2021 will be the best quarter for us in Arizona due to the influx of tourists and the recovering tourism industry.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Since we have funded most of our own growth we do not have any established lines of credit other than various business credit cards totaling $100,000 with our business account bank Comerica.

The company also has pre approved access to short term loans through our point of sale provider Toast.

The toast loans are available with a click of a button because it is tied into our daily bank deposits. Interest rates will average 6% and loan amounts would be for the approximate amount of $400,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are currently generating revenue so the funds are not critical to the company operations, however we will utilize the funds from this campaign to make decisions and deals creating more profitable opportunities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from this campaign are not necessary to the viability of the company, however it will help make the company stronger.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, the funds will go towards our fees with StartEngine.

How long will you be able to operate the company if you raise your maximum funding goal?

This will help us operate for Ten years. This money will help us expand and grow faster. This is the purpose of raising the capital is to help us grow faster. We'll be able to sustain without the raise amount, but this can help to bring in more business to existing locations. This will also increase our amount distribution.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time the 2 principals are the only equity position owners of the company and if needed the company can raise capital through additional rounds of equity financing. This is an option that could be contemplated for the future depending on what opportunities present themselves.

Indebtedness

- **Creditor:** North Mill Capital leasing, Pawnee equipment leasing, Boston Capital leasing, Blue Bridge leasing, Amur Equipment lease
  Amount Owed: $958,883.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2022

- **Creditor:** Mario Rana
  Amount Owed: $1,715,742.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Mario Rana
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mario Rana has loaned funds into the business accounts.
  Material Terms: The funds were injected into the business with 0% interest and no specified payback date. About $1,715,742 in personal loans in 2019

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

Company set its valuation internally, without a formal-third party independent evaluation.

Asset value five locations: $11,000,000

Plus, One time multiple of 2019 sales: $9,000,000

Total: $20,000,000

$11,000,000 asset value is based on the total value of all assets across our 5 locations (considering the FF&E and tenant improvement money invested into the build out of each location):

1. Surprise, State 48 Brewery $1,000,000 original location, full brewery and restaurant

2. Phoenix, State 48 Brewery DTPHX. $2,500,000 full 20 barrel brewery and restaurant, and canning line

3. Scottsdale, State 48 Lager House $2,500,000 full 20 barrel brewery, and restaurant

4. Glendale, State 48 Funk House $4,000,000 full 20 barrel brewery, restaurant, and bowling alley

5. Phoenix, State 48 Brewery Rock House $1,000,000 restaurant and live entertainment venue

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If only the minimum of $10,000 is raised then that funding will be used to market the company to continue raising capital on the campaign.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%

We will expand our presence at the sporting venues and live entertainment venues that are in close proximity to our locations.

- *Research & Development*
  3.0%
  We would continue to increase our lab work in the breweries helping us to develop new and unique products as well as perfecting consistency and quality control.

- *Company Employment*
  15.0%
  We are changing our employment structure to offer health benefits and other incentives to upper management staff to help recruit and retain. We are also developing an in house sales team to assist our distribution companies in opening new accounts statewide and customer support of existing accounts.

- *Inventory*
  10.0%
  We can buy in larger bulk quantities allowing us to get better price breaks on all of our inventory. This buying power will add to our profits. With every new location we opened we started buying larger quantities of product and we instantly saw tremendous price differences. For example this year we started buying one hop variety at 1000 pounds at a time at $12 a pound instead of 88 pounds (recipe requirement) at $20 a pound.

- *Working Capital*
  58.5%
  Opportunity capital readily available to purchase equipment from auctions or competitor business acquisitions.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.state48brewery.com (separate page for investor access).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/barrana

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Barrana Corp.

[See attached]

BARRANA CORPORATION

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 29, 2020

To: Board of Directors, Barrana Corp.

Re: 2019-2018 Consolidated Financial Statement Review

We have reviewed the accompanying consolidated financial statements of Barrana Corporation (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the consolidated financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BARRANA CORPORATION
CONSOLIDATED BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)
Amounts in thousands

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	62	$	39
Total current assets		62		39
Fixed assets, net of accumulated depreciation		1,721		852
Other long-term assets		53		3
Total Assets	$	1,837	$	894
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	382	$	247
Total Current Liabilities		382		247
Long-term loans		661		0
Loans from founder		1,716		1,145
Total Liabilities		2,759		1,392
OWNERS' EQUITY				
Common Stock, net of distributions (6,000,000 shares authorized, 4,000,000 and 4,000,000 shares outstanding as of December 31, 2019 and 2018, respectively)		0		0
Retained deficit		(922)		(497)
Total Owners' Equity		(922)		(497)
Total Liabilities and Owners' Equity	$	1,837	$	894


BARANNA CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)
Amounts in thousands


	2019	2018
Revenues	$ 9,449	$ 4,582
Less: Cost of goods sold	2,187	1,127
Gross profit	7,262	3,456
Operating expenses		
General and administrative	1,442	795
Payroll	4,275	1,836
Rent	987	434
Utilities	282	128
Total operating expenses	6,987	3,194
Net Operating Income (Loss)	275	262
Depreciation expense	527	543
Interest expense	174	27
Tax provision (benefit)	0	0
Net Income (Loss)	$ (426)	$ (309)

BARRANA CORPORATION
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Amounts in thousands, except share numbers

	Common Stock		Retained Earnings	Total Owner's Equity
	Shares	Amounts ($)		
Balance as of January 1, 2018	4,000,000	$ 0	$ (188)	$ (188)
Net Income (Loss)			(309)	(309)
Balance as of December 31, 2018	4,000,000	0	(497)	(497)
Net Income (Loss)			(426)	(426)
Balance as of December 31, 2019	4,000,000	$ 0	$ (922)	$ (922)

BARANNA CORPORATION
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)
Amounts in thousands

	2019	2018
Operating Activities		
Net Income (Loss)	$ (426)	$ (309)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	527	543
Changes in operating asset and liabilities:		
Increase (Decrease) in accounts payable and short-term capital	135	247
(Increase) Decrease in other long-term assets	(50)	(1)
Net cash used in operating activities	186	480
Investing Activities		
Purchase of fixed assets	(1,399)	(1,023)
Net cash used in operating activities	(1,399)	(1,023)
Financing Activities		
Proceeds from founder loans	573	568
Proceeds from commercial capital loans	661	0
Net change in cash from financing activities	613	568
Net change in cash and cash equivalents	21	25
Cash and cash equivalents at beginning of period	39	14
Cash and cash equivalents at end of period	62	39

BARANNA CORPORATION
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019
(UNAUDITED)
Amounts in thousands, except share amounts

NOTE 1 – NATURE OF OPERATIONS

BARRANA CORPORATION (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on March 25, 2020. The Company is the 100 percent owner of four entities each representing a restaurant property in Arizona.

In March 2020, the sole shareholder of S48B Rockhouse, Inc., S48B Westgate, Inc. State 48 Brewery Downtown, Inc., State 48 Lager House, Inc. and State 48 Brewery LLC contributed their ownership in these entities to the Company solely in exchange for 4,000,000 shares of common stock in the Company. The earliest of these restaurant properties started before 2018.

Since Inception, the Company has operated at a loss and has relied on capital loans and owner contributions to sustain operations. As of December 31, 2019, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Based on the requirements of ASC 805, *Business Combinations*, the Company is presenting the consolidated balances, operations, owner's equity and cash flows for the comparative years presented.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $62 and $39 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019, the Company had net fixed assets of $1,721 and $852, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of food and beverages in its restaurants.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 the Company did not have any material accounts receivable.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

The Company spends significant amounts of funds on restaurant equipment and leasehold improvements.

	2019	2018
Computer	56	29
Furniture & Fixtures	128	100
Equipment	1,320	767
Leasehold Improvements	1,686	825
Less: Accumulated Depreciation	(1,469)	(869)
Total	1,721	852

The Company routinely evaluates the carrying value, estimated useful lives and depreciation methodologies.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY

The Company has a single class of stock. In March 2020, the sole shareholders of S48B Rockhouse, Inc., S48B Westgate, Inc. State 48 Brewery Downtown, Inc., State 48 Lager House, Inc. and State 48 Brewery LLC contributed their ownership in these entities to the Company solely in exchange for 4,000,000 shares of common stock in the Company. As part of the Company's formation, a total of 6,000,000 shares of common stock were authorized.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's restaurant properties have been in operation for more than three years and have not recorded positive net income. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has received borrowings from Mr. Mario Rana, the Company's CEO and principal founder totaling $1,715,742 as of December 31, 2019. The loans do not have a fixed maturity or stated interest rate but the Company intends to repay the loans as soon as is prudent for the Company.

As these transactions are among related parties, there is no guarantee that they are representative of arm's-length or market-rate terms.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal.

Company Formation
As discussed above, the Company was legally formed in March 2020 and acquired all of the outstanding equity of multiple restaurant properties from their common shareholder in exchange for all of the outstanding common stock of the Company.

Management's Evaluation
Management has evaluated subsequent events through June 30, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Barrana Corp

Our burgers sell our beer and our beer sells our burgers.



State Forty Eight
LAGER HOUSE
State Forty Eight
BREWERY
State Forty Eight
FUNK HOUSE
BREWERY
State Forty Eight
BREWERY

Website | Surprise, AZ | FOOD & BEVERAGE

Barrana Corp is a collective of breweries/restaurants known by State 48 Brewery, across Arizona.Each location has its own style and offering and is equipped with a brewhouse, brewpub and scratch kitchen that offer a wide variety of craft beers, ales and food. We've got something for everyone!

$0.00 raised

0 Investors	91 Days Left
% Equity Offered	$20M Valuation
Equity Offering Type	$250.00 Min. Investment

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Brewery's sales for 2019 were $9 million for all restaurants, showing growth of 110% from 2018
- Maxed out the capacity of their 10-barrel system in four locations, and looking to open the fifth this year
- The market for craft beer is worth $29.3 billion and craft brewer sales continue to grow at a rate of 4% by volume, comprising 13.6% of the U.S. beer market

"The best of the best in one place"

OUR STORY

At State 48 Brewery, we offer more than premium craft beers. Every detail of our restaurants has been carefully crafted, from the creative urban design to the location-specific menus.



With over 12 years of experience as restaurateurs, we are as passionate about beer as we are with our scratch kitchens. After growing tired of the many chain restaurants, we wanted to introduce a new concept to the community of an independently-owned restaurant that offered more than great food, but facilitated connection over patio games and fantastic beer. Since opening our first location in 2017, we have quickly grown to four locations in Arizona to satisfy the demand for our unique dining experiences.





THE PROBLEM

A lack of options for quality beer and food

Based on our experience, many of the breweries on the market today are chain restaurants with limited styles and options. It can be difficult to come by restaurants and breweries that deliver all the best of the best in one place, from quality ingredients to a variety of craft beer and food options to a multitude of seating options and activities to suit every need, all within a trendy and family-friendly atmosphere.



THE SOLUTION

A brewery and restaurant that delivers everything in one place

We opened our first location in Surprise, Arizona, with the goal to introduce the community to a concept that did not exist there at the time: an independent restaurant/brewery that offers a wide range of styles, and an interactive environment with lots of games and activities for patrons to enjoy. The State 48 locations are spacious and equipped with plenty of seating both inside and out, that accommodates both large parties and facilitates the meeting of new people.

> "
> We are an **independent restaurant/brewery** that offers a wide range of styles, and an interactive environment with lots of games and activities



OUR TRACTION

$9M in revenue in 2019, and looking to continue expanding in Q2 2020

With the success of our first location, we quickly realized we needed to expand our operation to fulfill a growing demand. In 2017, we maxed out the capacity of our 10-barrel system and needed to contract brew from two other local breweries to keep up with the demand of our customers.

> "
> In 2017, we **maxed out the capacity** of our 10-barrel system

We have since opened a total of 4 locations throughout Arizona with larger barrel systems to satisfy the demand for an even wider range of beers and ales. We went from brewing 960 barrels with one location in 2017, to 1520 barrels with 3 locations in 2018 (2 of which had only been open for 3 months) to 2750 barrels in 2019 with 4 locations (the fourth location only brewing for 2 months).




State Forty Eight
FUNK HOUSE
BREWERY
STATE
48
BREWERY
345

THE MARKET

A fast-growing market for breweries and craft beer

In 2019, U.S. beer volume sales were down 2%, while craft brewer sales continued to grow at a rate of 4% by volume, reaching 13.6% of the U.S. beer market by volume. Craft production has grown the most for taprooms and retail dollar sales of craft beer have increased 6%, up to $29.3 billion. Craft beer now accounts for more than 25% of the $116 billion U.S. market (source).


$116 BN
U.S. beer market

The craft beer market accounts for over

25%

of the U.S. beer market



Microwbreweries & retail dollar



$29.3BN
Craft beer market

sales have increased
6%
since 2019

WHAT WE DO ──────────────────

High quality beer served in fun, dynamic spaces

We operate four full-service restaurants, bars, and breweries, with our biggest location in Glendale, AZ housing a 12 lane bowling alley. Each location features slightly different offerings from menu items such as neapolitan pizza to specialty lagers to games such as pool, cornhole and giant versions of jenga and connect four. Recently, we installed a new 40-can-per-minute canning line and have recently started selling our beer in cans at our locations.



> ❝
> ## We operate four full-service restaurants, bars, and breweries





THE BUSINESS MODEL

Strategic about locations and distribution, to reach the highest number of people possible

State 48 Brewery sales for 2019 were $9 million for all restaurant and brewery operations. Although we have recently started distribution through a wholesaler, most of our sales have been through **on-site food and beverage operations**. We have established multiple revenue streams with: on-site dining and big bar businesses, state-wide distribution of kegs, both on and off-site distribution of cans, and large venues for office party banquets.





We have chosen our locations to be strategically located in entertainment-focused areas and near major event venues which host numerous sporting events, annual concerts and other shows with stadium crowds ranging from 10,000 to over 60,000. Our downtown Phoenix location, for example, is within walking distance to the Arizona Diamondbacks Baseball team and the The Phoenix Suns Basketball team, as well as The Phoenix Convention Center.

HOW WE ARE DIFFERENT

Loved by the community, we've got something for everyone

State 48 has developed strong relationships and local support bases in every community in which we have opened. We ensure the continued interest of customers by offering a wide variety of styles and handles. By offering a more expanded menu than our competition, we are able to appeal to more than just beer lovers, which will ensure our longevity.



THE VISION

Sustainable growth and expansion

The company will only continue to grow, as we open our fifth location in June 2020. The company aims be ranked among the top five Arizona production breweries by 2021.

> To be ranked among the **top five** Arizona production breweries by 2021



OUR TEAM

Family-owned and restaurant expertise

We have been restaurateurs for over 12 years and have always been big supporters of the craft beer industry. Both our culinary team and brew team have extensive experience. All of our team leaders have been with the company since the beginning. We are a family owned business and encourage our staff to be a part of the family!





As the craft brewery market grows, our company aims to grow

State 48 Brewery has set the pace for the brand and is now planning to capture more market share and to continue to rise in state rankings. With craft brewery production on the rise, we would love to have you join us.





July 2016

First State 48 Opens!

November 2016

We Start Brewing

January 2018

Plans For A Second Location Are Announced

September 6, 2018

We opened 2nd location

An 18,000 square foot restaurant, bar, brewery and bowling alley located in Glendale

September 21st, 2018

opening of 3rd location

A 10,000 square foot facility, in a historic nationally registered building. A full service restaurant and bar with a 20 barrel brewhouse located in Phoenix

January 2017

Our First Batch Gets Sold

February 2019

Opening of 4th location

Located in Scottsdale, a full service restaurant , bar, and 20 barrel brewery specializing in brewing lagers

August 2019

Started getting kegs distributed with Crescent Crown and other distributors throughout Arizona

March 2020

Started canning operation with a Cask Canning 40 can per minute operation at our Phoenix location

A 10,000 square foot facility, in a historic nationally registered building. A full service restaurant and bar with a 20 barrel brewhouse located in Phoenix

June 2020 (Anticipated)

State 48 Rock House Brewery opens.

A 9000 square foot live entertainment facility

In the Press





SHOW MORE

Meet Our Team

 

Mario Rana

President, CEO

Mario Rana started in the restaurant industry early on by being born into the business. After attending the School of the Streets Mario started his employment career as a union laborer working 9 years as a interior demolition expert in The World Trade Center in downtown Manhattan. By 30 years old Mario's entrepreneurial drive took him back into the restaurant world where he started and owned a 20,000 square foot night club, live entertainment and restaurant in N.Y.C. In 1996 Mario moved his family to Arizona where he started construction companies, and recycling businesses. Mario built his construction and recycling company into the second largest private construction debri company in Arizona. " It's in your blood" The desire to get back into the restaurant business began in 2008 with the opening of Irish pubs, Italian Fine dining, sports bars and American comfort food restaurants. In 2016 Mario decided to venture into the Beer brewing industry. Today Mario along with his wife of 36 years and their sons run the family restaurant businesses, breweries and a bowling alley. Mario has combined his life experiences and knowledge by focusing his construction company on the build outs of start up restaurants and the remodeling and tenant improvements for other restaurant operators. As well as other residential and commercial projects.

Angela Rana

Secretary , CFO

After raising her four sons Angela entered the workforce as an assistant church administrator. After 2 years with Blessed Sacrament Church Angela joined her husband in building and operating the family businesses. Angela's strengths have always been in handling the finances of the companies as well as human resources. Angela has a strong culinary passion and has attended culinary school in Calabria , Italy. Angela has a strong eye for talent and has trained and developed the team members that have the most loyalty and longevity with the companies. Today Angela could run a company with as much ease as she could run a commercial kitchen, she has the confidence knowing that she has the experience and vast background and history to crossover into any hospitality industry as well as certain construction related businesses.

Offering Summary

Company ： Barrana Corp.

Corporate Address ： 13823 w. bell rd, Surprise, AZ 85374

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 214,000

Price per Share : $5.00

Pre-Money Valuation : $20,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Company Perks*

$500+ (Tier 1 perk) Special edition VIP hat

$1,000 (Tier 2 perk) Special edition Brewers shirt embroidered with your name and VIP hat

$2,500+ (Tier 3 perk) Special edition embroidered shirt, VIP hat, metal wall sign, 20% discount online merchandise orders, monthly beer club membership (free six pack or growler or 2 crowlers) in store pick up only

$5,000+ (Tier 4 perk) Everything listed above and a $500 gift card

$10,000 (Tier 5 + 10% bonus shares) everything listed above and a investors club card for 10% discount on food and beverage purchases forever

$25,000+ (Tier 6 + 10% bonus shares) everything listed above and a 2 tap kegerator with your two keg choices of any beer (slims) in our inventory plus 1 replacement slim every 3 months forever

Keg choices of any beer (5lims) in our inventory plus 1 replacement slim every 3 months forever.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Barrana Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



California Investor Only - Do Not Sell My Personal Information

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.